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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              LIFEMARK CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   561906 10 8
                                 (CUSIP Number)

    David J. Lubben, Esq.
General Counsel and Secretary       Copy to:            James D. Alt, Esq.
  UnitedHealth Group Center                            Dorsey & Whitney LLP
     9900 Bren Road East                              220 South Sixth Street
Minnetonka, Minnesota 55343                        Minneapolis, Minnesota 55402
      (952) 936-1300                                     (612) 340-2803
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 561906 10 8                                SCHEDULE 13D


1    NAME OF REPORTING PERSON:                   UnitedHealth Group Incorporated
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 41-1321939

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: Not Applicable
         a  ( )     b  ( )

3    SEC USE ONLY

4    SOURCE OF FUNDS: OO, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ( )

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER: 0

8    SHARED VOTING POWER: 2,016,786*

9    SOLE DISPOSITIVE POWER: 0

10   SHARED DISPOSITIVE POWER: 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,016,786*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ( )

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.1%

14   TYPE OF REPORTING PERSON: CO


* 2,016,786 shares of Lifemark common stock are subject to a Voting Agreement entered into by UnitedHealth Group Incorporated and certain stockholders of Lifemark (see Items 3 and 4 below). UnitedHealth Group expressly disclaims beneficial ownership of any of the shares of Lifemark common stock subject to the Voting Agreement, which represented approximately 39.1% of the number of shares of Lifemark common stock outstanding on the date of the Voting Agreement.
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ITEM 1.  Security and Issuer

         This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Lifemark Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

ITEM 2.  Identity and Background

         (a) Name of Person Filing: UnitedHealth Group Incorporated.

         (b) Address of Principal Business Office: UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343.

         (c) Principal Business: UnitedHealth Group is a national leader in forming and operating markets for the exchange of health and well-being services. In its five primary businesses, UnitedHealth Group provides a broad spectrum of resources to help people improve their health and well-being through all stages of life. UnitedHealth Group maintains its headquarters in Minnetonka, Minnesota.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of UnitedHealth Group are set forth in Annex A hereto and are incorporated herein by reference.

         (d) Criminal Proceedings: During the last five years, neither UnitedHealth Group nor, to the best knowledge of UnitedHealth Group, any of its executive officers and directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Civil Proceedings: During the last five years, neither UnitedHealth Group nor, to the best knowledge of UnitedHealth Group, any of its executive officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Place of Organization: Minnesota

ITEM 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Voting Agreement (the "Voting Agreement") dated October 10, 2000, by and among UnitedHealth Group and Rhonda E. Brede, Michael J. Kennedy, Richard M. Jelinek, William G. Brown, Malcolm M. Brown, Richard C. Jelinek, David G. Decker, Henry H. Kaldenbaugh, Martha E. Kaldenbaugh, John G. Lingenfelter, Diana R. Lingenfelter, and Risa J. Lavizzo-Mourey (the "Stockholders") and described further below in Item 4, each of the Stockholders granted an irrevocable proxy appointing UnitedHealth Group and each of its designees as each of the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power to vote in favor of the Agreement and Plan of Merger dated October 10, 2000, by and among UnitedHealth Group, Leo Acquisition Corp., a wholly owned subsidiary of UnitedHealth Group ("Leo Acquisition") and the Company (the "Merger
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Agreement"). The proxy granted by each Stockholder was granted in consideration of UnitedHealth Group entering into the Voting Agreement and the Merger Agreement and incurring certain related fees and expenses.

ITEM 4.  Purpose of Transaction

         The descriptions of the Merger Agreement and the Voting Agreement contained in Item 3 above are incorporated herein by reference.

         Pursuant to the Merger Agreement, Leo Acquisition will merge with and into the Company, with the Company as the surviving corporation and UnitedHealth Group as its sole shareholder. At the effective time of the Merger, each share of Common Stock (other than shares owned by the Company as treasury stock and stock owned by the UnitedHealth Group or any wholly owned subsidiary of UnitedHealth Group or the Company) will be canceled and extinguished and converted automatically into the right to receive a number of shares of common stock of UnitedHealth Group equal to the "Per Share Price" divided by the "UnitedHealth Group Average Price" (rounded down to the nearest whole share), as defined below.

                  (i) The term "Per Share Price" means:

                           (A) $10.55 if the UnitedHealth Group Average Price is
                  $95.00 or more;

                           (B) $10.08 if the UnitedHealth Group Average Price is
                  $88.00 or less; and

                           (C) If the UnitedHealth Group Average Price is more
                  than $88.00 and less than $95.00, the sum of $10.08 plus the product of $0.47 times the difference between the UnitedHealth Group Average Price and $88.00, divided by $7.00.

                  (ii) The term "UnitedHealth Group Average Price" means the average closing price per share of UnitedHealth Group common stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day preceding the date of the closing of the transactions contemplated by the Merger Agreement; provided, that if the amount so calculated is more than $113.00, the term "UnitedHealth Group Average Price" shall mean $113.00. Stockholders of the Company will receive cash in lieu of any fractional shares to which they would otherwise be entitled.

         Notwithstanding the above, if the UnitedHealth Group Average Price is $88.00 or less, UnitedHealth Group may elect that each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares owned by the Company as treasury stock, stock owned by the UnitedHealth Group or any wholly owned subsidiary of UnitedHealth Group or the Company and shares held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares in accordance with Delaware General Corporate Law) will be canceled and extinguished and be converted automatically into the right to receive from UnitedHealth Group an amount of cash equal to the Per Share Price. The Merger will be accounted for using the purchase method of accounting. The parties intend for the
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Merger to qualify as a tax-free reorganization unless UnitedHealth Group makes the cash payment election described in this paragraph.

         The closing of the Merger is subject to customary conditions, including approval of the Merger by the stockholders of the Company. UnitedHealth Group entered into the Voting Agreement in order to increase the likelihood that the Merger would be approved by the Company's stockholders and that no (i) other acquisition proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction, or (iii) corporate action that would frustrate the purposes or prevent or delay the consummation of the transactions contemplated by the Merger Agreement, would be approved by the Company's stockholders.

         Under the terms of the Voting Agreement, each of the Stockholders agreed to revoke all previous proxies granted with respect to the shares of Common Stock he or she holds and to grant an irrevocable proxy appointing UnitedHealth Group and each of its designees as his or her attorney-in-fact and proxy, with full power of substitution, for and in his or her name, to vote, express, consent or dissent, or otherwise use such voting power in favor of the Merger. The Voting Agreement terminates upon the earlier of the termination of the Merger Agreement or the effective time of the Merger. The foregoing description of certain terms of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which is incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are attached hereto as Exhibit
99.1 and Exhibit 99.2, respectively.

         If the Merger is consummated, UnitedHealth Group will designate the persons to serve on the Company's board of directors and as the Company's management. Following the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and will be delisted from the Nasdaq National Market.

         Other than as described above, neither UnitedHealth Group nor, to the best knowledge of UnitedHealth Group, any of its executive officers and directors, has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although UnitedHealth Group reserves the right to develop such plans).

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) and (b): As a result of the Voting Agreement, UnitedHealth Group may be deemed to be the beneficial owner of 2,016,786 shares of Common Stock. Such Common Stock constitutes approximately 39.1% of the shares of the Common Stock currently outstanding. UnitedHealth Group may be deemed to have the shared power to vote the shares that are subject to the Voting Agreement with respect to the Merger. However, UnitedHealth Group (i) is not entitled to any rights as a stockholder of the Company as to the shares that are subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

         To the best knowledge of UnitedHealth Group, no executive officer or director UnitedHealth Group beneficially owns any shares of Common Stock.

         (c) Except as described above, there have been no transactions in shares of Common Stock by UnitedHealth Group, or, to the best knowledge of UnitedHealth Group, any of its executive officers and directors during the past 60 days.

         (d) The Stockholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that is the subject of the Voting Agreement.

         (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         The descriptions of the Merger Agreement and the Voting Agreement set forth in Items 3 and 4 above are incorporated herein by reference.

         Except as set forth above, neither UnitedHealth Group nor, to the best knowledge of UnitedHealth Group, any of its executive officers and directors, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to Be Filed as Exhibits
         --------------------------------

         Exhibit No.                        Description
         -----------                        -----------

            99.1 Agreement and Plan of Merger dated October 10, 2000, by and among UnitedHealth Group, Leo Acquisition, and the Company.

            99.2 Voting Agreement, dated October 10, 2000, by and among UnitedHealth Group and certain stockholders of the Company.
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                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000

                                              UNITEDHEALTH GROUP INCORPORATED

                                              /s/ David J. Lubben
                                              ----------------------------------
                                              By: David J. Lubben
                                              Its: Secretary
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                                                                         Annex A

                             Identity and Background
                                       of
                        Executive Officers and Directors


         The following table sets forth the names, addresses and principal occupations of the executive officers and directors of UnitedHealth Group Incorporated. The principal business address of each such director and executive officer is UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343. Each of such directors and executive officers is a citizen of the United States.


Name and Principal Business Address     Occupation
-----------------------------------     ----------

William W. McGuire, M.D.                Chairman, Chief Executive Officer and
                                        Director

William C. Ballard, Jr.                 Director; Of Counsel to the law firm of
                                        Greenebaum, Doll & McDonald

Richard T. Burke                        Director; Owner, Chief Executive Officer
                                        and Governor of the Phoenix Coyotes, a
                                        National Hockey League team

James A. Johnson                        Director; Chairman and Chief Executive
                                        Officer of Johnson Capital Partners, a
                                        private investment company

Thomas H. Kean                          Director; President of Drew University
                                        in New Jersey

Douglas W. Leatherdale                  Director; Chairman, Chief Executive
                                        Officer, President and Chief Operating
                                        Officer of The St. Paul Companies, Inc.

Walter F. Mondale                       Director; Partner in the law firm of
                                        Dorsey & Whitney LLP

Mary O. Mundinger                       Director; Dean and Centennial Professor
                                        of Health Policy, School of Nursing and
                                        Associate Dean, Faculty of Medicine at
                                        Columbia University in New York

Robert L. Ryan                          Director; Senior Vice President and
                                        Chief Financial Officer of Medtronic,
                                        Inc.

William G. Spears                       Director; Managing Partner of W. G.
                                        Spears Grisanti & Brown LLC, an
                                        investment counseling and management
                                        firm

Gail R. Wilensky                        Director; John M. Olin Senior Fellow at
                                        Project HOPE, an international health
                                        foundation, and Chair of the Medicare
                                        Payment Advisory Commission

Stephen J. Hemsley                      President and Director

Arnold H. Kaplan                        Chief Financial Officer

David J. Lubben                         General Counsel and Secretary

Lois E. Quam                            Chief Executive Officer of UnitedHealth
                                        Group's Ovations subsidiary

Jeannine R. Rivet                       Chief Executive Officer of UnitedHealth
                                        Group's UnitedHealthcare subsidiary

R. Channing Wheeler                     Chief Executive Officer of UnitedHealth
                                        Group's Uniprise subsidiary